FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Reactivates Stock Repurchase Program,

    Dated September 8, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: September 10, 2006

By: /S/ Meir Moshe

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: Radware Reactivates Stock Repurchase Program dated September 10, 2006.

Exhibit 10.1

Contacts:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Investor Relations:

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

ir@radware.com

Radware Reactivates Stock Repurchase Program

Tel Aviv, Israel, September 8, 2006 – Radware Ltd. (NASDAQ: RDWR), the leading provider of intelligent integrated solutions for ensuring the fast, reliable and secure delivery of networked and Web-enabled applications over IP, today announced that following its previous announcements regarding the reactivation of a Stock Repurchase Program it has now filed a request for court approval in order to continue with a  repurchase program of up to $25 million. Since reactivating the repurchase program in May 2006, Radware repurchased company shares in an amount of approximately $10 million. This amount did not require court approval under Israeli law. However, Radware filed the request for court approval to facilitate a larger scope of repurchase.

Purchases under Radware’s stock repurchase program may be made in the open market or in private transactions, from time to time, through block trades or otherwise.  These purchases will depend on market conditions and other factors and may be commenced or suspended at any time without prior notice. The Company's current intention is to implement the repurchase program in accordance with the safe harbour rules of Rule 10b-18 under the US Securities Exchange Act of 1934.  The share repurchases will be made from available working capital.

As of September 7, 2006, Radware had approximately 19 million shares outstanding.

About Radware

Radware (NASDAQ:RDWR) is the global leader in integrated application delivery solutions, assuring the full availability, maximum performance and complete security of all business critical networked applications while dramatically cutting operating and scaling costs. Over 3,000 enterprises and carriers worldwide use Radware application-smart switches to drive business productivity and improve profitability by adding critical application intelligence to their IP infrastructure, making networks more responsive to specific business processes. Radware's APSolute product family provides the most complete set of application front end, remote access and security capabilities for application-smart networking to ensure faster, more reliable and secure business transactions. Learn more on how Radware application delivery solutions can enable you to get the most of your investments in IT infrastructure and people. www.radware.com

###

This press release contains forward-looking statements.  Such statements involve various risks that may cause actual results to differ materially.  These risks and uncertainties include, but are not limited to: failure to obtain court approval for the share repurchase, market demand for the company’s products, successful implementation of the company’s products, economic and competitive factors, international market conditions, technological developments, the ability to finance operations and other factors which are detailed in the company’s SEC filings.